Exhibit 99.1

IPSCO INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements of IPSCO Inc., and all information in this report, were prepared by management, which is responsible for its integrity and objectivity.

The financial statements have been prepared in accordance with United States generally accepted accounting principles and necessarily include some estimates based upon management’s judgments. The significant accounting policies, which management believes appropriate for the Company, are described in Note 3 to the Consolidated Financial Statements. Financial and operating data presented elsewhere in the annual report are consistent with the information contained in the financial statements.

The integrity and reliability of IPSCO’s reporting systems are achieved through the use of formal policies and procedures, the careful selection of employees and an appropriate division of responsibilities. Internal accounting controls are continually monitored by an internal audit staff through ongoing reviews and comprehensive audit programs. IPSCO regularly communicates throughout the organization the requirement for employees to maintain high ethical standards in their conduct of the Company’s affairs.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility principally through the Audit Committee of the Board. The Board of Directors annually appoints this Audit Committee which is comprised of directors who are neither employees of IPSCO nor of companies affiliated with the Company. This Committee meets regularly with management, the head of the internal audit department, and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders’ auditors have unrestricted access to the Audit Committee. Following its review of the financial statements and annual report and discussions with the shareholders’ auditors, the Audit Committee reports to the Board of Directors prior to the Board’s approval of the financial statements and annual report. The Audit Committee recommends the appointment of the Company’s external auditors, who are appointed by the Company’s shareholders at its annual meeting.

Ernst & Young LLP, the shareholders’ independent registered public accounting firm have performed an independent audit in accordance with the standards of the Public Company Accounting Oversight Board and have attested to the fairness, in all material respects, of the presentation of the financial statements. Their report follows.

/s/ DAVID SUTHERLAND	/s/ VICKI AVRIL
David Sutherland	Vicki Avril
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
February 26, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of IPSCO Inc.

We have audited the accompaning consolidated balance sheets of IPSCO Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended.December 31, 2006. Our audits also included the financial schedule liested in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits..

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IPSCO Inc. at December 31,2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 3 and 10 to the consolidated financial statements, in 2006 IPSCO Inc. changed its method of accounting for share-based payments and defined benefit pension plans in connection with the required adoption of Statement of Financial Accounting Standards Nos. 123(R) and 158, respectively. As discussed in Note 5 to the consolidated financial statements, in 2004 IPSCO Inc. changed its method of accounting for the costs of major overhauls and repairs.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of IPSCO Inc.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Chicago, Illinois
February 26, 2007

IPSCO Inc. Consolidated Balance Sheets
As of December 31
(thousands of U.S. dollars)

	2006	2005
CURRENT ASSETS
Cash and cash equivalents	$34,377	$583,064
Accounts receivable
Trade, less allowances	437,617	336,902
Other, including current portion of mortgages receivable	12,119	52,041
Inventories (Note 6)	896,477	506,237
Other current assets	28,703	8,615
Income taxes recoverable	30,031	—
Deferred income taxes (Note 7)	40,689	30,227
	1,480,013	1,517,086
LONG-TERM ASSETS
Capital assets (Note 8)	1,313,517	1,056,186
Mortgages receivable (Note 9)	2,825	11,542
Goodwill and other intangible assets (Note 12)	1,298,144	—
Other long-term assets	37,254	54,205
	2,651,740	1,121,933
TOTAL ASSETS	$4,131,753	$2,639,019
CURRENT LIABILITIES
Bank indebtedness	$45,000	$—
Accounts payable and accrued charges	260,277	236,171
Accrued payroll and related liabilities	80,664	49,031
Income and other taxes payable	—	41,073
Current portion of long-term debt (Note 11)	33,379	4,114
Other current liabilities	13,266	5,404
	432,586	335,793
LONG-TERM LIABILITIES
Long-term debt (Note 11)	879,675	313,053
Other long-term liabilities	25,311	12,983
Pension liability (Note 10)	43,328	44,584
Deferred income taxes (Note 7)	491,052	191,973
	1,439,366	562,593
SHAREHOLDERS’ EQUITY
Common shares (Note 14)	414,934	419,272
Contributed surplus	25,031	15,548
Retained earnings (Note 17)	1,875,067	1,341,659
Accumulated other comprehensive loss (Note 18)	(55,231)	(35,846)
	2,259,801	1,740,633
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,131,753	$2,639,019
Commitments and contingencies (Notes 21 & 24)

On behalf of the Board:

/s/ BURTON JOYCE	/s/ DAVID SUTHERLAND
Burton Joyce, Director	David Sutherland, Director

The accompanying notes are an integral part of the consolidated financial statements.

IPSCO Inc. Consolidated Statements of Income
Years ended December 31
(thousands of U.S. dollars except per share data)

	2006	2005	2004
Sales	$3,775,603	$3,032,727	$2,531,390
Cost of sales	2,667,452	2,051,491	1,807,339
Gross income	1,108,151	981,236	724,051
Selling, general and administration	111,505	83,334	61,467
Litigation settlement	—	(9,904)	—
Gain on sale of assets held for sale (Note 9)	—	(1,863)	(4,925)
Operating income	996,646	909,669	667,509
Other expenses (income)
Interest on long-term debt	27,356	35,631	54,405
Interest income	(32,518)	(16,626)	(3,481)
Foreign exchange (gain)/loss	7,454	(9,448)	(2,749)
Other (income) expenses	(637)	144	477
Loss on early extinguishment of debt	—	16,423	—
Income before income taxes and cumulative effect of accounting change	994,991	883,545	618,857
Income taxes (Note 7)	351,877	297,729	178,165
Income before cumulative effect of accounting change	643,114	585,816	440,692
Cumulative effect of accounting change, net of taxes (Note 5)	—	—	14,250
NET INCOME	$643,114	$585,816	$454,942
EARNINGS PER COMMON SHARE (Note 19)
Income before cumulative effect of accounting change	$13.57	$12.07	$9.12
Cumulative effect of accounting change	—	—	0.30
Earnings per Common Share—Basic	$13.57	$12.07	$9.42
Income before cumulative effect of accounting change	$13.43	$11.96	$8.42
Cumulative effect of accounting change	—	—	0.27
Earnings per Common Share—Diluted	$13.43	$11.96	$8.69
Pro forma amounts assuming the change in accounting had been applied retroactively (Note 5)
Net income available to common shareholders			$440,692
Earnings per Common Share—Basic			$9.12
Earnings per Common Share—Diluted			$8.42

The accompanying notes are an integral part of the consolidated financial statements.

IPSCO Inc. Consolidated Statements of Shareholders’ Equity
Years Ended December 31
(thousands of U.S. dollars except share data)

	Preferred Shares		Common Shares		Contributed	Retained	Accumulated Other Comprehensive
	Number	Amount	Number	Amount	Surplus	Earnings	Income (Loss)	Total
Balance as of January 1, 2004	6,000,000	$97,671	47,940,907	$394,462	$366	$439,453	$(22,862)	$909,090
Net income	—	—	—	—	—	454,942	—	454,942
Other comprehensive loss	—		—	—	—	—	(2,455)	(2,455)
Comprehensive income								452,487
Dividends on common shares	—	—	—	—	—	(9,536)	—	(9,536)
Issue of common shares	—	—	1,796,273	30,364		—	—	30,364
Stock based compensation	—	—	—	—	1,123			1,123
Redemption of preferred shares	(6,000,000)	(97,671)	—	—	—	—	—	(97,671)
Balance as of December 31, 2004	—	—	49,737,180	424,826	1,489	884,859	(25,317)	1,285,857
Net income	—	—	—	—	—	585,816	—	585,816
Other comprehensive loss	—		—	—	—	—	(10,529)	(10,529)
Comprehensive income								575,287
Dividends on common shares	—	—	—	—	—	(22,781)	—	(22,781)
Issue of common shares	—	—	1,068,539	21,104	—	—	—	21,104
Stock based compensation	—	—	—	—	14,059	—	—	14,059
Repurchase of common shares	—	—	(2,754,100)	(26,658)	—	(106,235)	—	(132,893)
Balance as of December 31, 2005	—	—	48,051,619	419,272	15,548	1,341,659	(35,846)	1,740,633
Net income	—	—	—	—	—	643,114	—	643,114
Other comprehensive income	—	—	—	—	—	—	2,161	2,161
Comprehensive income								645,275
Impact of adopting FAS 158							(21,546)	(21,546)
Dividends on common shares	—	—	—	—	—	(32,581)	—	(32,581)
Issue of common shares	—	—	96,673	5,825	—	—	—	5,825
Stock based compensation	—	—	—	—	9,483	—	—	9,483
Repurchase of common shares	—	—	(934,700)	(10,163)	—	(77,125)	—	(87,288)
Balance as of December 31, 2006	—	$—	47,213,592	$414,934	$25,031	$1,875,067	$(55,231)	$2,259,801

The accompanying notes are an integral part of the consolidated financial statements.

IPSCO Inc. Consolidated Statements of Cash Flows
Years Ended December 31
(thousands of U.S. dollars)

	2006	2005	2004
Operating activities
Net income	$643,114	$585,816	$454,942
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation of capital assets	75,563	80,336	82,526
Amortization of intangible assets	5,173	—	—
Amortization of deferred charges	2,545	1,671	1,291
Stock based compensation	8,553	2,987	1,123
Deferred income taxes	(17,350)	71,808	92,380
Gain on sale of assets held for sale	—	(1,863)	(4,925)
Unrealized foreign exchange gain	—	(18,863)	—
Loss on early extinguishment of debt	—	16,423	—
Changes in operating assets and liabilities
Trade receivables	(20,030)	(7,924)	(146,191)
Other receivables	29,933	(24,053)	(5,017)
Income taxes recoverable	—	—	36,753
Inventories	(161,946)	(62,116)	(137,446)
Prepaid expenses	(6,732)	(359)	(5,114)
Accounts payable and accrued charges	(38,859)	32,890	21,255
Accrued payroll and related liabilities	(30,717)	22,884	23,506
Change in pension liability	(2,037)	(13,163)	(11,574)
Income and other taxes payable	(57,030)	(42,000)	91,126
Other current liabilities	3,980	(2,552)	(5,791)
Net cash provided by operating activities	434,160	641,922	488,844
Investing activities
Acquisition of business (Note 4)	(1,428,029)	—	—
Expenditures for capital assets	(101,128)	(66,801)	(29,068)
Proceeds from sale of assets held for sale (Note 9)	—	1,546	4,759
Proceeds from (issuance of) mortgages receivable, net	7,056	3,661	(2,983)
Investment in other long-term assets	(784)	—	(95)
Net cash used for investing activities	(1,522,885)	(61,594)	(27,387)
Financing activities
Proceeds from issuance of common shares pursuant to share option plan	5,361	21,104	30,364
Tax benefit share option plan	2,941	—	—
Common share dividends	(32,581)	(22,781)	(9,536)
Common share repurchase	(85,500)	(132,893)	—
Advances of bank indebtedness	65,215	—	—
Repayments of bank indebtedness	(20,000)	—	—
Net proceeds from issuance of long-term debt (Note 11)	593,763	—	—
Repayment of long-term debt (Note 11)	(4,114)	(230,473)	(38,107)
Redemption of preferred shares	—	—	(108,996)
Redemption of subordinated notes	—	—	(100,000)
Net cash (used for) provided by financing activities	525,085	(365,043)	(226,275)
Effect of exchange rate changes on cash and cash equivalents	14,953	13,005	(11,767)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(548,687)	228,290	223,415
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	583,064	354,774	131,359
CASH AND CASH EQUIVALENTS AT END OF YEAR	$34,377	$583,064	$354,774

The accompanying notes are an integral part of the consolidated financial statements.

IPSCO Inc. Notes to Consolidated Financial Statements
For the Years Ended December 31
(thousands of U.S. dollars except share and per share data)

1       Nature of Operations

IPSCO Inc. (the Company) is a producer of steel products. The Company’s products are sold primarily in the United States and Canada.

The Company currently employs approximately 4,400 people, of whom approximately 50% are non-unionized personnel and approximately 50% are represented by trade unions. In 2005, the Company renewed the separate collective bargaining agreements with locals of the United Steelworkers (USW) which represent unionized employees in Regina and Calgary for the period August 1, 2006 to July 31, 2011. The separate collective bargaining agreements with locals of the USW which represent unionized employees at NS Group, Inc. facilities expire in April 2009, May 2010 and May 2011. These employees account for approximately 85% of the Company’s unionized employees.

In 2006, 2005 and 2004, no individual customer accounted for 10% or more of sales. At December 31, 2006 and 2005, no customer represented 10% or more of the accounts receivable balance.

2       Change in Reporting Generally Accepted Accounting Principles

IPSCO had historically prepared and filed its financial statements in accordance with Canadian generally accepted accounting principles (GAAP) with a reconciliation to United States (U.S.) GAAP. In 2005, the Company adopted U.S. GAAP as its primary reporting standard for presentation of its consolidated financial statements. Historical consolidated financial statements were restated in accordance with U.S. GAAP. Note 23—Differences between United States and Canadian Generally Accepted Accounting Principles provides an explanation and reconciliation of differences between U.S. and Canadian GAAP.

The Company adopted U.S. GAAP to comply with Securities and Exchange Commission requirements, enhance its communication with its shareholders, improve comparability of financial information with its competitors and peer group, and promote a common financial language within IPSCO.

3       Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with U.S. GAAP, and include certain estimates based on management’s judgments. These estimates affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results may differ from those estimates.

REPORTING CURRENCY

Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net equity investment in these operations are deferred as a separate component of shareholders’ equity.

The change in the foreign currency translation adjustment results primarily from fluctuations of the Canadian dollar against the U.S. dollar.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany balances and transactions are eliminated on consolidation.

CASH EQUIVALENTS

Cash equivalents are securities of the government of Canada and its provinces, the government of the United States, banks, and other corporations, with a maturity of less than three months when purchased. These highly liquid securities are short-term and have fixed interest rates.

INVENTORIES

Inventories are valued at the lower of average cost and net realizable value.

INCOME TAXES

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

CAPITAL ASSETS

Capital assets are stated at cost. For major projects under construction, the Company capitalizes interest based on expenditures incurred to a maximum of interest costs on debt. Repair and maintenance costs are expensed as incurred.

Amortization is provided on the straight-line basis at the following annual rates:

Buildings	4%
Machinery and Equipment	5% to 33%

Effective January 1, 2004, the Company changed its estimate of the useful life of certain major machinery and equipment from 25 to 20 years. This change was applied prospectively, and resulted in an increase to 2004 depreciation expense of $15,144 ($0.21 per basic share and $0.19 per diluted share).

Depreciation is provided on all assets acquired as they are placed into production.

DEFERRED FINANCING COSTS

Financing costs relating to long-term debt are deferred and amortized into interest expense over the term of the related debt.

PENSION EXPENSE AND FUNDED STATUS

The cost of pension benefits earned by the employees covered by defined benefit plans is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, terminations, and retirement ages of plan members. Plan assets are valued at fair value for the purpose of determining the expected return on plan assets. Adjustments for plan amendments are charged to operations over the expected average remaining service life of the employee group which is approximately 12 years. Actuarial gains and losses arise from changes in assumptions and differences between assumptions and the actual experience of the pension plans. The excess of accumulated actuarial gains and losses over 10% of the greater of the benefit obligation and the fair value of plan assets is also charged to operations over the expected average service life of the employee group. The costs of pension benefits for defined contribution plans are charged to operations as contributions are earned.

GOODWILL

Goodwill represents the excess of acquisition costs over the fair value of the net assets acquired in business combinations. Goodwill will be tested for impairment at least annually by the Company in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). The Company is in the process of finalizing the reporting units and the allocation of goodwill to these units relating to its acquisition of NS Group, Inc. on December 1, 2006. Impairment, if any, is measured based on the estimated fair value of the reporting unit. Impairment occurs when the carrying amount of goodwill exceeds its estimated fair value. The Company will test goodwill for impairment in the fourth quarter of each year unless circumstances indicate an impairment may exist during an intervening period.

OTHER INTANGIBLE ASSETS

The Company accounts for other intangible assets, which includes trade names and trademarks, proprietary technology, customer relationships, and non-compete agreements in accordance with SFAS 142. Definite life intangible assets are amortized on a straight-line basis over the length of the contract or benefit period, which generally ranges from three to fifteen years. Impairment, if any, is determined based upon management reviews whereby, estimated undiscounted future cash flows associated with these assets or operations are compared with their carrying value to determine if a write-down to fair value (normally measured by the expected present value technique) is required.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and accounts receivable

The carrying value of cash and cash equivalents and accounts receivable approximates fair value.

Mortgages receivable

The fair value of mortgages receivable has been estimated based on current rates for similar instruments with similar maturities. At December 31, 2006, the estimated fair value of mortgages receivable is $4,939 (2005—$19,876, 2004—$16,986).

Long-term debt

The fair value of the Company’s long-term debt has been estimated based on current market prices. Where no market price is available, an estimate based on current rates for similar instruments with similar maturities and debt ratings has been used to approximate fair value. See Note 11 for fair values.

Natural gas hedge

The Company utilizes fixed price physical delivery contracts and swap contracts to manage the variability of the cost of purchasing natural gas. The Company has designated as cash flow hedge instruments certain swap contracts matched against variable price forecasted natural gas purchases through October 31, 2009. The instruments will reduce or increase costs as the underlying physical transaction occurs. As of December 31, 2006, the fair value of the contracts recognized on the balance sheet was a loss of $4,602, and gains of $11,841 and $1,546, in 2005 and 2004 respectively.

STOCK BASED COMPENSATION

The Company has a deferred share unit plan as described in Note 15. Compensation expense equal to the amount deferred is recorded. The liability relating to the deferred share units is revalued quarterly based on the market value of the Company’s common shares and the resulting adjustment recorded in income.

REVENUE RECOGNITION

Sales and related costs are recognized upon transfer of ownership which coincides with shipment of products to customers, where standard shipping terms are FOB shipping point, or based upon specific terms included in customer contracts. Products are shipped without right of return. Returns are accepted in limited circumstances, which historically, have been insignificant. Sales are recognized when collectibility is reasonably assured.

FREIGHT COSTS

Amounts billed to customers in a sales transaction related to shipping and handling are recorded as revenue. The Company reflects freight costs associated with shipping its products to customers as a component of cost of goods sold.

CREDIT RISK

Credit is extended by the Company based upon an evaluation of the customer’s financial position, and generally, advance payment is not required. The Company provides for doubtful accounts equal to estimated collection losses that will be incurred in the collection of receivables. Estimated losses are based on a review by management of the current status of receivables, as well as historical collection experience.

DERIVATIVE FINANCIAL INSTRUMENTS

From time to time, the Company enters into hedging transactions in order to manage its exposure to changes in energy commodity prices and the relationship between the Canadian and U.S. dollars. For these cash flow hedge transactions, the Company records the fair value of the derivatives on the Consolidated Balance Sheet. The derivative transactions are evaluated as effective or ineffective at inception and quarterly thereafter based on various factors including the creditworthiness of the counterparty and expectation of achieving forecast activity. The effective portions of the changes in the fair values of these derivatives are recorded in other comprehensive income and are reclassified to income in the period in which earnings are impacted by the hedged items. Any ineffectiveness is recorded in income as identified in the same financial statement line item as the underlying. Premiums paid with respect to derivatives are deferred and amortized to income over the term of the hedge. Assuming market prices remain constant with the prices at December 31, 2006 and 2005, $2,589 of the $4,602 loss and $4,630 of the $7,495 gain, respectively included in other comprehensive income is expected to be recognized in earnings over the next 12 months.

RECENT ACCOUNTING STANDARDS

The impact on the Company of accounting standards adopted in 2006 and accounting standards which have not been adopted due to delayed effective dates follow:

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106, and 132(R) (“Statement 158”). Statement 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, “postretirement benefit plans”) to recognize the funded status of their postretirement benefit plans in the statement of financial positions, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. On December 31, 2006, the Company adopted the recognition and disclosure provisions of Statement 158. The effect of adopting Statement 158 on the Company’s financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. Statement 158 did not have an effect on the Company's consolidated financial condition at December 31, 2005 or 2004. Statement 158’s provisions regarding the change in the measurement date of postretirement benefit plans are not applicable as the Company already uses a measurement date of December 31 for its pension plans. See Note 10 for further discussion of the effect of adopting Statement 158 on the Company’s consolidated financial statements.

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised, Share-Based Payment (SFAS 123(R)) using the modified prospective approach. Prior to adoption of SFAS 123(R), the Company accounted for share-based awards in accordance with FASB Statement No. 123, Accounting for Stock-Based Compensation. Under the modified prospective approach, SFAS 123(R) applies to new awards and to awards outstanding on January 1, 2006 that are subsequently modified, repurchased or cancelled. Under the modified prospective approach, compensation cost recognized in the first quarter 2006 included compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with provisions of SFAS 123(R). The impact of adopting SFAS 123(R) was not material to the financial statements of the Company.

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. However, the Company does not expect that the adoption of FIN 48 will have a significant impact, if any, on the Company's financial position and results of operations.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its financial position and results of operations.

RECLASSIFICATION

Certain of the prior year amounts have been reclassified to conform with the presentation adopted for the current year.

4       Acquisition of Business

On December 1, 2006, the Company acquired 100% of the common shares of NS Group, Inc. a manufacturer of seamless and welded oilfield tubular goods, for $66 per share in cash. The total value of the transaction including acquisition costs, and net of cash acquired of approximately $66,000, was $1,428,029. NS Group is now a wholly-owned subsidiary and the results of NS Group’s operations have been included in the consolidated financial statements since the December 1, 2006 acquisition date.

The acquisition was funded through a combination of cash on hand and financing obtained under a $1.1 billion syndicated credit facility. An investment banker was retained to provide both advisory services in structuring the acquisition and interim financing for which they were paid $1,575 which has been accounted for as debt issue costs.

The Company paid a premium over the fair value of the net tangible and identified intangible assets acquired (goodwill) for a number of reasons, including the following:

Strategic Fit

The acquisition of the NS Group is in line with the Company’s strategy to expand value added product offerings as NS Group is a major U.S. supplier of a diverse range of energy tubular products. Its product offering includes seamless tubular products, alloy energy tubulars, premium tubular connections and oil field accessories.

With the acquisition, the Company adds seamless energy tubular products and additional capacity for connections and oil field accessories to its product offerings. The Company believes that both product offerings present significant opportunities for growth given the underlying strength in the oil and gas industry fundamentals.

Consistent with IPSCO’s long-term strategies, the acquisition will immediately provide value added energy products and services, expanded presence in the U.S. energy tubular market, and enhanced opportunities for IPSCO’s steel short strategy as NS Group does not have internal steel production capability for its welded tubular products.

Synergies

The expanded geographic footprint of the combined company will allow better optimization of production and freight considerations.

Corporate redundancies will be eliminated.

Best practices of both organizations will be combined by leveraging the expertise of two highly skilled workforces.

Combined heat treating capabilities will allow reduction of costs.

The application of purchase accounting under FAS 141, Business Combinations, requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date, with the amount exceeding the fair values recorded as goodwill. The allocation process requires an analysis of acquired inventory, capital assets, contracts, customer lists and relationships, patents, legal contingencies and brand value to identify and record the fair value of all assets acquired and liabilities assumed.

In valuing acquired assets and assumed liabilities, fair values were based on, but not limited to: the current market price less estimated cost to sell for inventories; future expected discounted cash flows for customer relationships, trade names and trade marks; current replacement cost for similar capacity and obsolescence for capital assets; comparable market rates for contractual obligations; and, appropriate discount and growth rates.

Under the purchase method of accounting, the assets and liabilities of NS Group have been recorded at their respective fair values as of the acquisition date. We have obtained preliminary third-party valuations of inventories, capital assets and intangible assets. Because of the proximity of this transaction to year end, the valuations are preliminary and are subject to adjustments as additional information is obtained. Changes to the valuation of the tangible and identifiable intangible assets, to be completed within one year of the acquisition, may result in adjustment to goodwill.

The Company has not identified any material unrecorded pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount can be reasonably estimated. Prior to finalization of the purchase price allocation, if information becomes available which would indicate it is probable that such events had occurred and the amounts can be reasonably estimated, such items will be included in the final purchase price allocation and may adjust goodwill.

The following table summarizes the preliminary estimated fair values of the NS Group assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date.

Assets acquired
Current assets	$335,383
Capital assets	241,923
Other long-term assets	2,285
Intangible assets
Trade name and trademarks	24,600
Proprietary technology	10,587
Customer relationships	652,127
Non-compete agreements	17,693
Goodwill	598,310
Total assets acquired	1,882,908
Liabilities assumed
Current liabilities	133,032
Long-term liabilities	10,778
Deferred income taxes	311,069
454,879
$1,428,029

Based on the preliminary purchase price allocation, goodwill of $598,310 has been allocated to the legal entities acquired. The value assigned to goodwill includes the value of NS Group’s assembled workforce, which is not separately classified under FAS 141. The purchased intangibles and goodwill are not deductible for tax purposes; however, purchase accounting requires the establishment of deferred tax liabilities on the fair value increments related to inventories and intangible assets that will be recognized as a tax benefit on future Consolidated Statements of Income as the related assets are amortized.

$8,100 of the trade name and trademarks have an indefinite life, and accordingly, are not subject to amortization. Amortizable trade name and trademarks, proprietary technology and non-compete agreements are being amortized over their weighted average estimated life of 6.5 years. The customer relationships intangible asset is being amortized on a straight-line basis over a weighted period of 14.6 years. Amortization expense related to the intangible asset fair value increment amounted to $5,173 for 2006.

NS Group maintained change-in-control agreements with its employees that provided for acceleration of vesting provisions for stock-based compensation arrangements and enhanced severance and benefit entitlements on a change of control. Included in the assets acquired and liabilities assumed are accruals of approximately $5,200 which were paid out in December 2006.

The following unaudited pro forma consolidated results of operations assume the acquisition of NS Group was completed as of January 1 for each of the fiscal years shown below. Pro forma data may not be indicative of the results that would have been obtained had the acquisition actually occurred at the beginning of the periods presented, or of results which may occur in the future.

	2006	2005
Sales	$4,474,941	$3,633,622
Net income	$623,440	$601,148
Earning per common share
Basic	$13.16	$12.38
Diluted	$13.02	$12.27

The unaudited pro forma information presented above reflects the results of operations for 2005 and 2006 as though the acquisition had been completed at the beginning of each year. The fair value adjustment to inventory ($23,600, net of tax) has been recorded as a reduction of net income in each year. In addition, costs of a non-recurring nature relating to the acquisition and change-in-control agreements ($23,400, net of tax) have reduced 2006 net income.

5       Accounting Change

Effective April 1, 2004, the Company changed its method of accounting for the costs of major overhauls and repairs. Under the new method, the cost of major overhauls and repairs which are not capitalized are expensed as incurred. Previously, the non-capital estimated cost of such overhauls and repairs was accrued on a straight-line basis between the major overhauls and repairs with actual costs charged to the accrual as incurred. The Company believes the new method more appropriately recognizes such costs in the period incurred.

The impact of the accounting change was applied with the cumulative effect recorded through income on the date of adoption of the change. The impact of the change on the financial statements as of April 1, 2004 is as follows:

Increase (decrease)
Income taxes recoverable	$(3,699)
Deferred income taxes—current asset	(5,212)
Accounts payable and accrued charges	(25,056)
Deferred income taxes—long-term liability	1,221
Cumulative translation adjustment	674
Net income	14,250

6       Inventories

	2006	2005
Finished goods	$340,816	$148,650
Work-in-process	344,330	190,860
Raw materials	103,544	99,706
Supplies	107,787	67,021
	$896,477	$506,237

7       Income Taxes

a)     The components of income before income taxes are summarized below:

	2006	2005	2004
Canada	$246,027	$383,236	$281,944
United States	748,964	500,309	336,913
	$994,991	$883,545	$618,857

An internal reorganization of certain of the consolidated entities completed in 2005 has resulted in a shift of income before income taxes from Canada to the United States in 2006.

b)     The provision (benefit) for income taxes is summarized as follows:

	2006	2005	2004
Current
Canada	$77,704	$109,988	$85,786
U.S. Federal	262,137	109,817	6,019
U.S. State	29,387	6,116	413
	369,228	225,921	92,218
Deferred
Canada	(8,777)	5,149	6,526
U.S. Federal	(6,142)	62,381	71,717
U.S. State	(2,432)	4,278	7,704
	(17,351)	71,808	85,947
	$351,877	$297,729	$178,165

c)     The corporate income tax rate is determined using the Canadian federal and provincial tax rates applicable to the parent company. Income tax expense differs from the amount computed by applying the corporate income tax rates to income before income taxes. The reasons for this difference are as follows:

	2006	2005	2004
Corporate income tax rate	32.9%	34.2%	34.9%
Provision for income taxes based on corporate income tax rate	$327,054	$302,172	$216,043
Increase (decrease) in taxes resulting from Income taxed at different provincial rates	428	(3,784)	(5,141)
Canadian large corporation tax	—	192	2,576
Research and development credit	(4,238)	—	—
Income taxed at different rates in the United States	15,995	3,464	304
U.S. state income tax	26,955	10,393	8,116
U.S. manufacturing deduction	(8,385)	—	—
U.S. extra-territorial income exclusion	(3,255)	(6,858)	—
Recognition of capital gains/(losses)	2,840	(39,768)	—
Change in valuation allowance on capital losses	(7,237)	39,768	—
Change in valuation allowance on operating losses	—	—	(43,694)
Impact of income tax rate changes	2,515	—	—
Other	(795)	(7,850)	(39)
	$351,877	$297,729	$178,165

Cash tax payments of $426,095, $271,700, and $22,527 were made for the years ended December 31, 2006, December 31, 2005, and December 31, 2004 respectively.

d)     Deferred income taxes are comprised of the following:

	2006	2005
Deferred tax assets
Accounting provisions not currently deductible for tax purposes	$46,579	$26,731
Costs capitalized to inventory for tax purposes	3,419	3,496
Capital loss carry-forwards	36,928	39,768
Pension expense in excess of contributions	14,769	6,444
Other	570	3,230
Gross deferred tax assets	102,265	79,669
Valuation allowance on capital loss carry-forward	(32,531)	(39,768)
Total net deferred tax assets	69,734	39,901
Deferred tax liabilities
Tax depreciation in excess of accounting depreciation	201,319	190,569
Basis difference relating to the acquisition of NS Group	311,503	—
Foreign exchange gains on debt	4,397	6,478
Other	2,878	4,600
Total deferred tax liabilities	520,097	201,647
Net deferred tax liability	$450,363	$161,746
The net deferred tax liability is comprised of the following components:
Short-term deferred tax asset	$40,689	$30,227
Long-term deferred tax liability	491,052	191,973
Net deferred tax liability	$450,363	$161,746

e)     During 2006, repayment of intercompany debt resulted in a Canadian subsidiary realizing a capital gain. The resulting gain decreased the capital loss carryforward. In addition, the Company determined that at December 31, 2006, it would be able to realize an additional $4,397 of the capital loss in the future and reduced the valuation allowance recorded against the capital loss by this amount.

Undistributed earnings of certain consolidated U.S. subsidiaries at December 31, 2006 amounted to $834,008. No provision for deferred income taxes has been made for these earnings because the Company intends to permanently reinvest such earnings in those operations. If such earnings were not permanently reinvested, a deferred tax liability of $41,700 would have been recorded.

8       Capital Assets

	2006			2005
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land and land improvements	$79,683	$19	$79,664	$57,458	$—	$57,458
Buildings	198,486	63,967	134,519	167,152	62,267	104,885
Machinery and equipment	1,572,553	564,042	1,008,511	1,359,063	533,854	825,209
Construction in progress	82,680	—	82,680	64,211	—	64,211
	1,933,402	628,028	1,305,374	1,647,884	596,121	1,051,763
Assets held for sale	8,143	—	8,143	4,423	—	4,423
	$1,941,545	$628,028	$1,313,517	$1,652,307	$596,121	$1,056,186

During 2006 and 2005, $3,145 and $1,098 of interest costs were capitalized. No interest was capitalized in 2004.

Included in machinery and equipment are assets under capital lease with cost and accumulated depreciation of $146,432 and $56,960 (2005 - $146,432 and $48,065, respectively). Amortization of assets under capital lease is included in depreciation expense.

Certain capital assets, which are not employed in production, have been segregated pending their ultimate disposition and are carried at the lower of carrying value and management’s best estimate of fair value less cost to sell. The Company’s valuation includes significant estimates concerning the cost to complete voluntary environmental remediation activities prior to the sale, as well as the ultimate net recovery value of the property. The estimated environmental costs could change depending on the remediation method used. The Company’s estimates of fair value less cost to sell could be impacted by the prevailing economic conditions and the Company’s ability to obtain necessary zoning and other approvals. See Note 9 for discussion of asset sales.

9       Mortgages Receivable and Sales of Assets Held for Sale

During the years 2005 and 2004, the Company sold certain of its assets held for sale for cash of $1,546 and $4,759 and mortgages of $3,599 and $nil, respectively. The transactions resulted in gains of $1,863 in 2005 and $4,925 in 2004. The mortgages bear interest at rates from 5.75% to 6.50%.

Minimum principal payments from mortgages receivable due in each of the next two years are as follows:

2007	$901
2008	2,825
3,726
Current portion, included in other accounts receivable	901
$2,825

10    Pension Plans

On December 31, 2006, the Company adopted the recognition and disclosure provisions of Statement 158. Statement 158 required the Company to recognize the funded status (i.e., the difference between the fair value of the plan assets and the projected benefit obligations) of its pension plans in the December 31, 2006 statement of financial position, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses and unrecognized prior service costs, remaining from the initial adoption of Statement 87, all of which were previously netted against the plan’s funded status in the Company’s statement of financial position pursuant to the provisions of Statement 87. These amounts will be subsequently recognized in net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income on adoption of Statement 158.

The incremental effects of adopting the provisions of Statement 158 on the Company’s statement of financial position at December 31, 2006 are presented in the following table. The adoption of Statement 158 had no effect on the Company’s consolidated statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not affect the Company’s operating results in future periods. Had the Company not been required to adopt Statement 158 at December 31, 2006, it would have recognized an additional minimum liability pursuant to the provisions of Statement 87. The effect of recognizing the additional minimum liability is included in the table below in the column labeled “Prior to Adopting Statement 158.”

	Prior to Adopting Statement 158	Effect of Adopting Statement 158	As Reported at December 31, 2006
Intangible asset (pension)	$23,405	$(23,405)	$—
Accrued pension liability	33,400	9,928	43,328
Deferred income taxes	14,810	11,787	26,597
Accumulated other comprehensive loss	27,074	21,546	48,620

Included in accumulated other comprehensive income at December 31, 2006 are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service costs of $21,892 ($14,151 net of tax) and unrecognized actuarial losses of $53,325 ($34,469 net of tax). The prior service cost and actuarial loss included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the fiscal year-ended December 31, 2007 is $2,635 ($1,704 net of tax) and $2,630 ($1,700 net of tax), respectively.

The Company provides retirement benefits for substantially all of its employees under several defined benefit and defined contribution pension plans. The Company’s bargaining unit employees at its seamless operations in Pennsylvania are participants in the Steelworkers Pension Trust (SPT), a multi-employer pension plan. The Company does not administer this plan and contributions are determined in accordance with provisions of negotiated labor contracts. Based upon current available information, the Company would not have a withdrawal liability if it withdrew from the SPT. The defined benefit plans provide benefits that are based on a combination of years of service and an amount that is either fixed or based on final earnings. The defined contribution plans restrict the Company’s matching contributions to 3% to 5% of each participating employee’s annual earnings, subject to IRS limits. The Company’s benefit plans do not provide for post-retirement health care benefits. During 2005, amendments were made to increase benefits payable under plans for employees of one of the Company’s Canadian unions and for senior executives.

The Company’s policy with regard to the defined benefit plans is to fund the amount that is required by governing legislation. Periodically, the Company may fund additional amounts depending on cash availability and in comparison to alternate uses for the cash. For plans representing 80% of the benefit obligation, the most recent actuarial valuations for funding purposes were carried out as of December 31, 2004. The remaining 4 plans have an actuarial valuation for funding purposes completed as of December 31, 2005. In addition to funding required by legislation, the Company pays benefits as they come due for unfunded defined benefit plan obligations.

The ratio of plan assets to benefit obligations for the Company’s defined benefit pension plans as of December 31 is as follows:

	2006	2005
Registered plans	93.9%	85.3%
Non-registered plans	1.3%	1.1%
Total	83.6%	77.0%

The actual and target distribution of pension plan assets by market value as of December 31, 2006 follows. The investment strategy for plan assets is to maximize returns with consideration to the long-term nature of benefit obligations, while reducing volatility through investment in fixed income securities. Investment performance is evaluated relative to a portfolio invested in line with the target asset allocation and returns based on an appropriate index for each asset class. There is no investment made in securities of the Company.

	Actual	Target
Canadian and U.S. equities	57%	55%
Canadian fixed income	37%	43%
Other	6%	2%
Total	100%	100%

Net pension expense attributable to the Company’s pension plans for the years ended December 31 includes the following components:

	2006	2005	2004
Defined benefit plans
Service cost for benefits earned	$8,438	$5,811	$4,850
Interest cost on benefit obligations	12,852	11,042	9,849
Actual return on plan assets	(23,026)	(19,687)	(11,927)
Plan amendments	3,230	12,212	—
Actuarial losses	384	28,086	8,693
Costs arising in the year	1,878	37,464	11,465
Differences between costs arising and costs recognized
Return on plan assets	10,001	9,220	3,701
Actuarial gains and losses	(705)	(25,691)	(6,250)
Plan amendments	3,410	(11,221)	923
Costs recognized in the year	14,584	9,772	9,839
Defined contribution plans	5,312	4,349	3,888
Net pension expense	$19,896	$14,121	$13,727

The following table sets forth the defined benefit plans’ funded status and amount included in the deferred pension balance in the Company’s statement of financial position at December 31:

	2006	2005
Benefit obligation at beginning of year	$250,958	$194,331
Service cost for benefits earned	8,706	6,015
Interest cost on benefit obligation	12,852	11,042
Plan amendments	3,230	12,212
Actuarial losses	384	28,086
Benefit payments	(11,543)	(9,248)
Currency translation	(882)	8,520
Benefit obligation at end of year	263,705	250,958
Fair value of plan assets at beginning of year	193,154	153,489
Actual return on plan assets	23,026	19,687
Employer contributions	16,582	22,424
Plan participants contributions	317	277
Benefit payments	(11,543)	(9,248)
Currency translation	(1,159)	6,525
Fair value of plan assets at end of year	220,377	193,154
Funded status at end of year	(43,328)	(57,804)
Unamortized actuarial gains and losses	—	66,513
Unamortized past service costs	—	21,249
Net amount recognized	$(43,328)	$29,958
Amounts recognized in the consolidated balance sheets consist of:
Accrued benefit—long-term liability	$(43,328)	$(44,584)
Prepaid benefit cost	—	1,647
Intangible asset	—	21,249
Accumulated other comprehensive loss	—	51,646
Net amount recognized	$(43,328)	$29,958

	2006	2005
The total accumulated benefit obligation of the Company’s pension plans is:	$253,101	$237,656

Amounts applicable to the Company’s pension plans with an accumulated benefit obligation in excess of plan assets are:

	2006	2005
Accumulated benefit obligation	$242,458	$227,950
Market value of plan assets	$209,058	$183,366

The significant actuarial assumptions adopted in measuring the Company’s accrued benefit obligations as of December 31, 2006 and 2005 follow. To develop the expected long-term rate of return on plan assets assumption, the Company considered the historical returns and the future expectation for returns for each asset class, as well as the target asset allocation of the pension portfolio. Variances between such estimates and actual experience, which may be material, are amortized over the employees average remaining service life.

	2006	2005
Pension expense for the year ended December 31:
Weighted average discount rate	5.0%	5.8%
Expected long-term rate of return on plan assets	6.5%	6.8%
Weighted average rate of compensation increase	3.5%	3.5%

	2006	2005
Benefit obligation as of December 31:
Weighted average discount rate	5.2%	5.0%
Weighted average rate of compensation increase	3.5%	3.5%

Total cash payments for pension benefits for 2006, consisting of cash contributed by the Company to its defined benefit and defined contribution plans was $21,894 (2005 - $26,773, 2004 - $25,501). Based on the most recent actuarial valuations for funding purposes, the total estimated Company contributions to the defined benefit pension plans for 2007 are $15,429.

Benefits expected to be paid over the next ten fiscal years are as follows:

2007	$11,153
2008	11,691
2009	12,408
2010	13,422
2011	14,439
2012 - 2016	81,043

11    Debt

a)     Long-term debt

		Carrying Value		Fair Value
		2006	2005	2006	2005
6.12%	Unsecured bridge loan agreement, maturing and payable on November 30, 2007. Advances under the loan agreement bear interest at LIBOR plus a margin, for all in rate of 6.12% at December 31, 2006(i)	$350,000	$—	$350,000	$—
6.00%	Unsecured loan, maturing and payable June 1, 2007. The Company has the option at maturity to extend the term of the loan to no later than June 1, 2027 at an interest rate to be negotiated	14,715	14,715	14,744	14,538
8.11%	Unsecured financing, maturing and payable November 1, 2009. The Company has the option at maturity to extend the term of the loan to no later than November 1, 2029 at an interest rate to be negotiated	28,000	28,000	29,386	28,913
6.875%	Unsecured financing, maturing and payable May 1, 2010. The Company has the option at maturity to extend the term of the loan to no later than May 1, 2030 at an interest rate to be negotiated	10,000	10,000	10,206	9,872
6.11%	Unsecured term loan agreement, maturing and payable on December 2, 2011. Quarterly principal payments of $3,125 are required beginning March 31, 2007. Advances under the loan agreement bear interest at LIBOR plus a margin, for all in rate of 6.11% at December 31, 2006(i)	250,000	—	250,000	—
8.75%	Unsecured notes, maturing and payable June 1, 2013. The Company has the option to redeem the notes after June 1, 2008 for a premium declining ratably to par at June 1, 2011	143,855	143,855	154,914	158,240
	Financing lease(ii)	116,484	120,597	97,537	103,060
		913,054	317,167	$906,787	314,623
Less current portion of long-term debt		(33,379)	(4,114)
		$879,675	$313,053

Fair value of debt has been estimated on the basis described in Note 3.

(i)    In 2006, the Company entered into a five year $250,000 term loan which bears interest at LIBOR plus a margin dependent on the Company’s credit rating. The Company also entered into a 364-day $350,000 bridge loan agreement. The bridge loan has been classified as long-term as the Company could refinance the loan by drawing under the unsecured revolving credit facility which matures in December 2011. The Company incurred $6,237 in debt issue costs related to the financings for net proceeds of $593,763.

(ii)   In October 2000, the Company completed the sale and leaseback of certain of its Montpelier Steelworks production equipment for cash proceeds of $150,000. The implicit interest rate in the lease is 7.28%, with variable amount semi-annual payments required in January and July each year. The Company has options, but is not obligated, to purchase the equipment after seven and ten years for predetermined amounts and at the end of the 15-year lease term for the fair market value of the equipment, subject to a residual guarantee of $37,500 which has been included in the minimum lease payment requirements shown below.

Anticipated minimum lease payment requirements on the financing lease are as follows:

2007	$14,378
2008	15,531
2009	15,532
2010	15,531
2011	15,531
2012 - 2015	92,225
168,728
Less amount representing interest:	52,244
$116,484

Minimum payment requirements on long-term debt arrangements, without exercising the options to extend the terms outstanding, are as follows:

2007	$27,215
2008	12,500
2009	40,500
2010	22,500
2011	200,000
302,715
2012 - 2017	493,855
$796,570

b)     Bank lines of credit

In 2006 the Company entered into a new five year unsecured revolving credit facility maturing in December 2011 that provides for up to $500 million in revolving loans. Up to the equivalent of $200,000 of the new facility is available for Canadian or U.S. dollar loans under a sub-limit for Canadian Borrowers. The new credit facility may be increased by up to $500 million at the election of the Company in accordance with the terms set forth in the credit agreement.

At December 31, 2006, borrowings totaling U.S. $45,000 were outstanding and letters of credit of CDN $19,281 and US $13,668 have been issued against the credit facility. The revolving credit facility bears interest at spreads over the U.S. base rate and U.S. dollar LIBOR with separate terms for the U.S. $200,000 Canadian sub-limit which has spreads over the Canadian prime rate, the U.S. base rate, Canadian Bankers’ Acceptances Reference Discount Rate or U.S. dollar LIBOR. Spreads are referenced to a grid-based interest pricing based upon the credit rating of the Company’s senior unsecured long-term debt. The credit facility includes customary financial and other covenants, including a limit on the ratio of debt to total capital of 60%, a limit on the Company’s ability to pledge Company assets, and a limit on consolidations, mergers and sales of assets.

In connection with entering the new credit facility on December 1, 2006, the Company terminated a $150 million multi-currency revolver that was scheduled to mature on November 19, 2007. There were no borrowings under the terminated revolver other than letters of credit outstanding of CDN $11,580 and U.S. $3,775.

c)     Covenants

At December 31, 2006, the Company was in compliance with all financial and other covenants under our debt arrangements.

d)     The 8.75% unsecured notes were issued by IPSCO Inc. (the parent). The notes are guaranteed by all subsidiaries on a full and unconditional and joint and several basis. All subsidiaries are 100% owned and the parent Company has no independent assets or operations. There are no restrictions on the ability of the parent to obtain funds from its subsidiary guarantors.

12    Goodwill and Other Intangible Assets

The gross carrying amount and accumulated amortization of goodwill and other intangible assets are as follows:

	Weighted Average Amortization Period	Gross Amount	Accumulated Amortization
Unamortized intangible asset:
Goodwill	Not amortized	$598,310	$—
Trade name and trademarks	Not amortized	8,100	—
Total unamortized intangible assets		$606,410	$—
Amortized intangible assets
Trade name and trademarks	4.7	$16,500	$300
Proprietary technology	15.0	10,587	228
Customer relationships	14.6	652,127	4,143
Non-compete agreements	3.1	17,693	502
Total amortized intangible assets	14.0	$696,907	$5,173

The goodwill and intangible assets result primarily from the NS Group, Inc acquisition, described in Note 4. Amortization expense related to intangible assets for 2006 was $5,173. The estimated aggregate amortization expense for intangible assets for each of the five succeeding fiscal years is as follows:

2007	$55,476
2008	55,476
2009	54,881
2010	49,080
2011	48,878

13    Preferred Shares

The Company is authorized to issue unlimited first and second preferred shares. The first preferred shares rank in priority to the second preferred shares and the common shares as to payment of dividends and the distribution of assets. The first and second preferred shares may be issued in series and the directors of the Company may fix, before issuance, the further rights, privileges, restrictions and conditions attached thereto.

The Company issued first preferred shares, Series 1 (the Series 1 Preferred Shares) at a price of CDN $25.00 per Series 1 Preferred Share with a fixed cumulative preferential dividend as and when declared by the directors equal to 5.50% per annum payable quarterly on the 15th of February, May, August and November of each year.

As provided for under the terms of the Series 1 Preferred Shares, the shares were fully redeemed by the Company on May 15, 2004 for a total of $110,494, representing CDN $25.00 per share plus accrued dividends of $1,498.

14    Common Shares

a)     Authorized

The Company is authorized to issue unlimited common shares.

b)     Normal Course Issuer Bid

In May 2006, the Company filed a normal course issuer bid which entitles the Company to acquire up to 4.7 million of its common shares between May 9, 2006 and May 8, 2007. All purchases were made on the open market at the market price at the time of the purchase. All shares purchased under the bid were cancelled. During 2006, 934,700 common shares were purchased for $85,500.

In March 2005, the Company filed a normal course issuer bid which entitled the Company to repurchase approximately 4.2 million of its common shares between March 16, 2005 and March 15, 2006. All share repurchases were made on the open market at the market price at the time of the purchase. All shares purchased under the bid were cancelled. During 2005, 2,754,100 common shares were repurchased for $132,893.

15    Stock Based Compensation

a)     Share Option Plan

The Company has a Share Option Plan under which common shares are reserved for directors, officers and employees. Under the terms of the plan, reserved common shares may be granted as options, performance units or restricted shares.

Following is the continuity of common shares reserved for future grants under the Share Option Plan:

	2006	2005	2004
Balance at beginning of year	728,539	275,819	372,696
Common shares reserved	—	600,000	—
Grants	(130,016)	(148,530)	(169,777)
Cancellations	625	1,250	72,900
Balance at end of year	599,148	728,539	275,819

If all outstanding performance units with variable performance criteria vest at the maximum performance level, a grant of an additional 127,844 common shares would be required to satisfy the commitment, reducing the shares available for future grants to 471,304.

b)     Compensation Expense

For performance units and restricted stock, the grant date fair value is the price of common shares on the date of grant. The Company records compensation expense on a straight line basis over the vesting period based on the number of common shares believed probable of issuance on ultimate vesting.

In 2006, total compensation expense recognized related to the Company’s Share Option Plan was $16,960 (2005—$5,575, 2004—$1,123).

During 2006 and 2005, contributed surplus was increased by the tax benefit resulting from option exercises of $2,941 and $11,071.

c)     Share options

The options, which are exercisable within ten years, are granted at a price established by the Board of not less than the last Toronto Stock Exchange board lot trading price on the day of the grant. The options vested over one to three years. Outstanding options at December 31, 2006 expire between 2007 and 2013.

Following is the continuity of granted options outstanding with the weighted average exercise price in Canadian dollars:

	2006		2005		2004
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance at beginning of year	175,025	$23.50	1,205,065	$24.90	2,973,251	$23.31
Options exercised	(48,900)	25.26	(1,030,040)	25.14	(1,711,686)	22.17
Options cancelled	—	—	—	—	(56,500)	23.65
Balance at end of year	126,125	22.82	175,025	23.50	1,205,065	24.90

Following is the range of exercise prices in Canadian dollars and contractual life of outstanding and exercisable options under the plan as of December 31, 2006:

	Number	Weighted Average Exercise Price	Weighted Average Contractual Life
Balance of options outstanding at year end within the following ranges:
$10.00 to $19.99	54,500	$16.96	4.3
$20.00 to $29.99	43,125	23.07	5.4
$30.00 to $40.00	28,500	33.63	2.1
	126,125	22.82	4.2

Intrinsic value for stock options is defined as the difference between the current market value and the grant price. The total intrinsic value of the outstanding and exercisable options at December 31, 2006 is CDN $10,943. The total intrinsic value of options exercised during the years ended 2006, 2005 and 2004 was CDN $4,179, $39,818 and $27,093, respectively.

d)     Performance units

The performance units, which require no payment by the holder, vest at the end of three years based on continued employment and achievement of certain Company performance objectives. Upon vesting, 148,719 of the performance units will be converted to one common share. Depending on the level of achievement of the performance objectives, the remaining 127,844 performance units will convert to common shares at a percentage ranging from 0% to 200%. Holders of vested performance units are entitled to payment of an amount equal to dividends declared during the vesting period.

Following is the continuity of granted performance units outstanding:

	2006		2005		2004
	Number	Weighted Average Grant Date Fair-Value	Number	Weighted Average Grant Date Fair-Value	Number	Weighted Average Grant Date Fair-Value
Balance at beginning of year	242,766	$42.42	133,985	$21.79	65,195	$13.38
Performance units granted	99,217	105.53	110,031	67.43	69,190	29.66
Performance units vested	(64,795)	13.38	—	—	—	—
Performance units cancelled	(625)	68.50	(1,250)	32.57	(400)	13.38
Balance at end of year	276,563	71.80	242,766	42.42	133,985	21.79

The total fair value of the performance units which vested during 2006 was $6,217.

e)     Restricted shares

Under the Company’s Share Option Plan, the Company has granted restricted shares to officers of the Company. The shares vest at the end of three years based on continued employment and achievement of certain Company performance objectives. During the vesting period the holders of the restricted shares are entitled to all the rights of a common shareholder including dividends and voting. The rights of the holders to dispose of the shares are restricted until the shares are vested.

Following is the continuity of restricted shares outstanding:

	2006		2005		2004
	Number	Weighted Average Grant Date Fair-Value	Number	Weighted Average Grant Date Fair-Value	Number	Weighted Average Grant Date Fair-Value
Balance at beginning of year	210,003	$30.70	175,904	$22.21	91,317	$13.78
Granted	30,799	104.47	38,499	68.50	100,587	29.47
Vested	(76,918)	13.38	(4,400)	21.70	—	—
Cancelled	—	—	—	—	(16,000)	19.80
Balance at end of year	163,884	52.70	210,003	30.70	175,904	22.21

The total fair value of the restricted shares which vested during 2006 was $6,584.

f)      Unrecognized compensation cost related to share-based payments at December 31, 2006 was $21,762, which is expected to be recognized over the weighted-average vesting period of 2.1 years.

16    Deferred Share Unit Plan

The Company has a deferred share unit plan into which directors must defer at least half of their annual retainer. Such deferrals are converted to deferred share units, each of which has a value equal to the value of one common share. On retirement from the Board, the director may receive payment of their deferred share units in cash, shares purchased on the open market or shares issued by the Company. The liability for deferred share units is included in other long-term liabilities.

Following is the continuity of deferred share units outstanding:

	2006		2005		2004
	Number	Amount	Number	Amount	Number	Amount
Balance at beginning of year	116,550	$9,692	105,400	$5,025	87,267	$1,618
Granted	6,728	643	11,150	654	18,133	488
Revaluation	—	1,257	—	4,013	—	2,919
Balance at end of year	123,278	$11,592	116,550	$9,692	105,400	$5,025

17    Dividends

Under the terms of the $1.1 billion financing entered into on December 1, 2006 ($500 million revolving credit facility, $250 million term loan facility, $350 million bridge loan facility), certain payments, including dividends on common shares, are subject to limitations. At December 31, 2006, future restricted payments are limited to $500,000.

Dividends on common shares totaled $32,581 (CDN $0.78 per share), $22,781 (CDN $0.56 per share) and $9,536 (CDN $0.25 per share) in 2006, 2005 and 2004, respectively.

18    Accumulated Other Comprehensive Income (Loss)

	Foreign Currency Translation Adjustment	Accrued Pension Liability Adjustment	Unrealized Gain on Foreign Currency Derivatives	Unrealized Gain (Loss) on Natural Gas Derivatives	Accumulated Other Comprehensive Loss
Balance December 31, 2003	$1,516	$(24,114)	$90	$(354)	$(22,862)
Other comprehensive income (loss)	(9,420)	5,625	(90)	1,430	(2,455)
Balance December 31, 2004	(7,904)	(18,489)	—	1,076	(25,317)
Other comprehensive income (loss)	(1,454)	(15,494)	—	6,419	(10,529)
Balance December 31, 2005	(9,358)	(33,983)	—	7,495	(35,846)
Other comprehensive income (loss)	5,717	6,909	—	(10,465)	2,161
Impact of adopting FAS 158	—	(21,546)	—	—	(21,546)
Balance December 31, 2006	$(3,641)	$(48,620)	$—	$(2,970)	$(55,231)

The accrued pension liability adjustment is shown net of income tax benefit (expense) of $8,934, $4,218, and ($2,457) for 2006, 2005, and 2004 respectively. The unrealized gain on foreign currency derivatives is shown net of income tax expense of ($90). The unrealized gain (loss) on natural gas derivatives is shown net of income tax benefit (expense) of $5,978, ($3,876), and ($669) for 2006, 2005 and 2004, respectively.

The net amount of foreign currency gain (loss) related to instruments designated as a hedge of the foreign currency exposure of the Company’s net investment in foreign operations which has been included in the foreign currency translation adjustment was $404, $6,158 and ($2,158) for 2006, 2005 and 2004, respectively.

19    Earnings Per Common Share

Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income adjusted for preferred share dividends and subordinated note interest by the weighted average shares outstanding plus share equivalents that would arise from a) the exercise of share options, deferred share units, restricted shares and performance units, and b) the conversion of preferred shares and subordinated notes. The per share amounts disclosed on the Consolidated Statements of Income are based on the following:

	2006	2005	2004
Numerator for basic earnings per share— Net income available to common shareholders	$643,114	$585,816	$454,942
Dividends on preferred shares, including part VI.I tax (Note 13)	—	—	2,461
Interest on subordinated notes, net of income tax	—	—	5,257
Numerator for diluted earnings per share	$643,114	$585,816	$462,660
Common shares outstanding—December 31	47,213,592	48,051,619	49,737,180
Non-vested restricted shares	(163,884)	(210,003)	(171,504)
Weighted average impact of shares repurchased (issued)	331,455	705,925	(1,263,632)
Denominator for basic earnings per share	47,381,163	48,547,541	48,302,044
Adjustment for share options	97,760	202,061	554,164
Adjustment for deferred share units	119,037	110,243	94,433
Adjustment for restricted shares	128,324	106,847	55,289
Adjustment for performance units	146,167	33,832	35,139
Adjustment for preferred shares	—	—	2,284,644
Adjustment for subordinated notes	—	—	1,908,213
Denominator for diluted earnings per share	47,872,451	49,000,524	53,233,926

20    Segmented Information

The Company is organized and managed as a single business segment, being steel products, and the Company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

Financial information on the Company’s geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.

	2006	2005	2004
Sales
Canada	$1,114,469	$978,898	$825,680
United States	2,661,134	2,053,829	1,705,710
	$3,775,603	$3,032,727	$2,531,390
Capital assets and goodwill
Canada	$217,309	$213,621
United States	1,694,518	842,565
	$1,911,827	$1,056,186

Sales information by product group is as follows:

	2006	2005	2004
Steel mill products	$2,162,220	$1,801,153	$1,573,201
Tubular products	1,613,383	1,231,574	958,189
	$3,775,603	$3,032,727	$2,531,390

21    Commitments

a)     The Company and its subsidiaries have lease commitments on property for the period to 2015. The payments required by these leases are as follows:

2007	$8,698
2008	6,461
2009	2,371
2010	1,608
2011	1,138
20,276
2012 - 2015	3,367
$23,643

Rental expenses incurred under operating leases during 2006, 2005, and 2004 were $8,580, $8,485, and $9,202 respectively.

b)     The Company and its subsidiaries have commitments under service and supply contracts for the period to 2018. Payments required under these contracts are as follows:

2007	$74,934
2008	61,410
2009	43,147
2010	24,513
2011	12,913
216,917
2012 - 2018	49,070
$265,987

Payments made in relation to these commitments during 2006, 2005, and 2004 were $116,001, $65,053, and $63,016, respectively.

c)     At December 31, 2006, commitments to complete capital programs in progress total $119,560.

22    Supplemental Information

	2006	2005	2004
Allowance for doubtful accounts	$1,794	$1,055	$833
Doubtful accounts charged to expense	$485	$338	$(170)
Interest income	$33,117	$16,798	$3,709
Other interest expense	$599	$177	$240
Miscellaneous income	$846	$2,607	$3,110
Research and development expense	$2,137	$3,234	$1,829
Interest paid	$28,064	$37,984	$54,814

23    Significant Differences Between United States and Canadian Generally Accepted Accounting Principles (GAAP)

a)     Reconciliation of net income between accounting principles generally accepted in the United States and Canada:

	2006	2005	2004
Net income available to common shareholders as reported under U.S. GAAP	$643,114	$585,816	$454,942
Adjustments relating to amortization of capital assets(i)	(6,320)	(4,094)	(2,460)
Adjustments relating to sale-leaseback(ii)	2,136	2,367	2,839
Adjustments relating to natural gas hedge(iii)	—	—	321
Adjustments relating to change in accounting(iv)	—	—	(14,250)
Adjustments relating to valuation allowance on net deferred income tax asset(v)	—	—	(10,500)
Net income available to common shareholders, in accordance with Canadian GAAP	$638,930	$584,089	$430,892
Earnings per common share:
Basic	$13.48	$12.03	$8.92
Diluted	$13.35	$11.92	$8.24
Net income available to common shareholders, in accordance with Canadian GAAP	$638,930	$584,089	$430,892
Dividends on preferred shares	—	—	2,461
Interest on subordinated notes	—	—	5,257
Numerator for diluted earnings per share	$638,930	$584,089	$438,610
Common shares outstanding—December 31	47,213,592	48,051,619	49,737,180
Non-vested restricted shares	(163,884)	(210,003)	(171,504)
Weighted average impact of shares repurchased (issued)	331,455	705,925	(1,263,632)
Denominator for basic earnings per share	47,381,163	48,547,541	48,302,044
Adjustment for share options	97,760	202,061	554,164
Adjustment for deferred share units	119,037	110,243	94,433
Adjustment for restricted shares	128,324	106,847	55,289
Adjustment for performance units	146,167	33,832	35,139
Adjustment for preferred shares	—	—	2,284,644
Adjustment for subordinated notes	—	—	1,908,213
Denominator for diluted earnings per share	47,872,451	49,000,524	53,233,926

(i)    United States GAAP requires amortization of capital assets to commence when the capital assets are available for use. Under Canadian GAAP, amortization commences when the assets are placed into production which occurs at the end of the commissioning or start-up period. Further, the amount capitalized to capital assets under United States GAAP differs from the amount capitalized under Canadian GAAP. United States GAAP requires interest to be capitalized on the expenditures incurred for all major projects under construction to a maximum of all interest costs during the year or until the assets are placed into production. Commissioning and start-up costs are not included in the calculation of interest to be capitalized. For Canadian GAAP, commissioning and start-up costs are included in the calculation. United States GAAP requires commissioning or start-up costs to be expensed as incurred. For Canadian GAAP, these costs have been capitalized.

(ii)   U.S. GAAP requires the financing method of accounting for a 2000 sale and leaseback transaction which involves real property resulting in interest expense on the obligation and amortization of the capital asset. Under Canadian GAAP, the transaction has been afforded operating lease treatment and lease expense is incurred.

(iii)  U.S. GAAP requires recording of the ineffective portion of cash flow hedges in the income statement including the mark-to-market adjustment of the natural gas contract and the amortization of the effective portion (prior to the counter party bankruptcy) of the natural gas hedge over the remaining life of the contract. As the contract expired in 2004, the impact of AG 13 for Canadian GAAP purposes was insignificant.

(iv)  U.S. GAAP requires the cumulative effect of a change in accounting principle to be recorded, net of income taxes, as a charge to income in the current period. For Canadian GAAP, the change has been applied retroactively with restatement of prior periods, as discussed in Note 5.

(v)    The adjustment represents the change in the valuation allowance provided on the net tax asset allocated to future years for United States GAAP as a result of differences in accounting practices between United States and Canadian GAAP. See i) above for explanation of the principal differences.

b)     Reconciliation of the statement of financial position between accounting principles generally accepted in Canada and the United States:

	2006	2005
i) Current assets
Balance under U.S. GAAP	$1,480,013	$1,517,086
Adjustment relating to fair value of natural gas hedge	—	(11,841)
Adjustment relating to investment in joint venture	764	538
Balance under Canadian GAAP	$1,480,777	$1,505,783
ii) Investment in joint venture
Balance under U.S. GAAP	$3,267	$2,776
Adjustment relating to investment in joint venture	(3,267)	(2,776)
Balance under Canadian GAAP	$—	$—
iii) Capital assets
Balance under U.S. GAAP	$1,313,517	$1,056,186
Adjustments relating to the capitalization of interest	13,902	13,902
Adjustments relating to commissioning costs	112,233	112,233
Adjustments relating to amortization of capital assets	(16,821)	(6,528)
Adjustments relating to 2000 sale-leaseback transaction	(103,909)	(112,804)
Adjustment relating to investment in joint venture	2,547	2,569
Balance under Canadian GAAP	$1,321,469	$1,065,558
iv) Deferred pension liability (asset)
Balance under U.S. GAAP	$43,328	$44,584
Adjustments relating to accrued pension liability	(75,217)	(74,542)
Balance under Canadian GAAP	$(31,889)	$(29,958)
v) Current liabilities
Balance under U.S. GAAP	$432,586	$335,793
Adjustments relating to 2000 sale-leaseback transaction	(11,464)	(10,716)
Adjustment relating to investment in joint venture	44	331
Adjustments relating to natural gas contract	(4,602)	—
Balance under Canadian GAAP	$416,564	$325,408
vi) Long-term debt
Balance under U.S. GAAP	$879,675	$313,053
Adjustments relating to 2000 sale-leaseback transaction	(110,320)	(116,484)
Balance under Canadian GAAP	$769,355	$196,569

vii) Deferred income taxes—long-term liability
Balance under U.S. GAAP	$491,052	$191,973
Adjustments relating to the capitalization of interest	5,172	5,172
Adjustments relating to commissioning costs	41,751	41,751
Adjustments relating to amortization of capital assets	(6,824)	(2,851)
Adjustments relating to minimum pension liability	26,597	17,663
Adjustments relating to 2000 sale-leaseback transaction	6,633	5,290
Adjustments relating to natural gas contract	1,632	(4,346)
Balance under Canadian GAAP	$566,013	$254,652
viii) Common shares
Balance under U.S. GAAP	$414,934	$419,272
Adjustment relating to translation of convenience method	(40,733)	(40,733)
Balance under Canadian GAAP	$374,201	$378,539
ix) Retained earnings
Balance under U.S. GAAP	$1,875,067	$1,341,659
Adjustments relating to the capitalization of interest	8,730	8,730
Adjustments relating to commissioning costs	70,482	70,482
Adjustments relating to amortization of capital assets	(9,997)	(3,677)
Adjustments relating to 2000 sale-leaseback transaction	11,246	9,110
Adjustment relating to translation of convenience method	(47,700)	(47,700)
Balance under Canadian GAAP	$1,907,828	$1,378,604
x) Accumulated other comprehensive income
Balance under U.S. GAAP	$(55,231)	$(35,846)
Adjustments relating to minimum pension liability	48,620	33,983
Adjustments relating to natural gas hedge	2,970	(7,495)
Adjustment relating to translation of convenience method	88,433	88,433
Balance under Canadian GAAP—Cumulative translation adjustment	$84,792	$79,075

Under U.S. GAAP the equity method of accounting for the Company’s investment in a jointly controlled enterprise is required, as the investment is not controlled. Under Canadian GAAP, the Company has followed the proportionate consolidation method of accounting for its investment.

Under U.S. GAAP, the Company has recorded the changes in the fair value of the effective portion of derivatives qualifying as cash flow hedges, net of tax, in accumulated other comprehensive income. Under Canadian GAAP, this is not required.

Under U.S. GAAP, the Company has recorded a pension liability for underfunded plans representing the excess of unfunded projected benefit obligations over pension assets. Unrecognized prior service cost and net experience losses have been charged directly to shareholders’ equity, net of related deferred income taxes.

When the Company changed reporting currencies effective January 1, 1999, the translation of convenience method was used for Canadian GAAP. U.S. GAAP requires that the U.S. dollar amounts be determined using the historical rates in effect when the underlying transactions occurred.

c)     U.S. GAAP defines cash position to be cash and cash equivalents. Under Canadian GAAP, cash position, in certain circumstances, can be defined as cash and cash equivalents less bank indebtedness. This difference and the above U.S. GAAP adjustments result in the following statements of cash flows for the Company:

	2006	2005	2004
Cash derived from operating activities	$423,997	$638,289	$485,697
Cash (applied to) derived from financing activities	535,437	(361,222)	(222,454)
Cash applied to investing activities	(1,523,024)	(61,941)	(27,292)
Effect of exchange rate changes on cash and cash equivalents	14,953	13,005	(12,441)
Cash position at beginning of year	583,208	355,077	131,567
Cash position at December 31	$34,571	$583,208	$355,077

d)     Additional disclosure required under Canadian GAAP:

i)      The total interest paid, excluding interest on the subordinated notes, was $19,470, $29,273, and $33,538 in 2006, 2005 and 2004 respectively.

The total fair value of the Company’s long-term debt was $809,535 (2005—$211,563) and the current portion was $27,215 (2005—$nil).

ii)     A summary of the impact of accounting standards which have not yet been adopted due to delayed effective dates follows:

In January 2005, the CICA issued accounting standards Section 3855, Financial Instruments—Recognition and Measurement; Section 3865, Hedges; and Section 1530, Comprehensive Income. Section 3855 prescribes when and at what amounts financial instruments are recognized on the balance sheet and how resulting gains and losses are to be presented. Section 3865 specifies how hedge accounting is to be applied and the disclosures required when hedge accounting is applied. Sections 1530 introduces a new requirement to present certain gains and losses temporarily outside net income. The new standards must be adopted at the same time and are effective for fiscal years beginning on or after October 1, 2006. The Company will adopt the standards effective January 1, 2007. The impact of adopting these standards on the Canadian GAAP consolidated financial statements is not yet determinable as it will be dependent on outstanding positions and their fair values at the time of transition.

f)      Following are the 2004 balance sheet, and the income statement and statement of cash flows for the year ended December 31, 2004 reported under Canadian GAAP. Previously reported figures have been restated a) to reflect the adoption of CICA Handbook Section 3860 “Financial Instruments—Disclosure and Presentation”, as described above, and b) to reclassify the long-term deferred tax asset balance against the long-term deferred tax liability.

IPSCO Inc. Consolidated Balance Sheet
As of December 31
(thousands of U.S. dollars)

2004
CURRENT ASSETS
Cash and cash equivalents	$355,077
Accounts receivable
Trade, less allowances	325,246
Other, including current portion of mortgages receivable	13,344
Inventories	434,526
Prepaid expenses	8,212
Future income taxes	45,212
1,181,617
NON-CURRENT ASSETS
Capital assets	1,075,512
Mortgages receivable	14,243
Deferred financing costs, less amortization	7,336
Deferred pension asset	16,181
1,113,272
TOTAL ASSETS	$2,294,889
CURRENT LIABILITIES
Accounts payable and accrued charges	$196,610
Accrued payroll and related liabilities	39,130
Income taxes payable	90,656
Current portion of long-term debt	14,286
Other current liabilities	4,168
344,850
LONG-TERM LIABILITIES
Long-term debt	393,053
Future income taxes	167,348
560,401
SHAREHOLDERS’ EQUITY
Common shares	384,093
Contributed surplus	1,489
Retained earnings	923,530
Cumulative translation adjustment	80,526
1,389,638
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,294,889

IPSCO Inc. Consolidated Statement of Income
Year ended December 31
(thousands of U.S. dollars except per share data)

2004
Sales	$2,452,675
Cost of sales
Manufacturing and raw material	1,660,009
Amortization of capital assets	77,161
1,737,170
Gross income	715,505
Selling, research and administration	61,467
Operating income	654,038
Other expenses (income)
Interest on long-term debt	45,336
Other interest income, net	(3,469)
Foreign exchange gain	(2,749)
Gain on sale of assets held for sale	(4,925)
Income before income taxes	619,845
Income taxes	188,953
NET INCOME	$430,892
EARNINGS PER COMMON SHARE
Basic	$8.92
Diluted	$8.24

IPSCO Inc. Consolidated Statement of Cash Flow
Year Ended December 31
(thousands of U.S. dollars)

2004
CASH DERIVED FROM (APPLIED TO)
Operating activities
Working capital provided by operations
Net income	$430,892
Amortization of capital assets	77,161
Amortization of deferred charges	1,291
Stock based compensation	1,123
Change in deferred pension asset	(11,574)
Future income taxes	96,701
Gain on sale of assets held for sale	(4,925)
590,669
Change in non-cash operating working capital
Trade receivables	(146,191)
Other receivables	(5,017)
Income taxes recoverable	33,054
Inventories	(137,446)
Prepaid expenses	(5,114)
Accounts payable and accrued charges	47,114
Accrued payroll and related liabilities	23,506
Income and other taxes payable	91,126
Other current liabilities	(6,004)
(104,972)
485,697
Financing activities
Proceeds from issuance of common shares pursuant to share option plan	30,364
Common share dividends	(9,536)
Redemption of preferred shares	(108,996)
Redemption of subordinated notes	(100,000)
Issuance (repayment) of long-term debt	(34,286)
(222,454)
Investing activities
Expenditures for capital assets	(29,068)
Proceeds from sale of assets held for sale	4,759
Proceeds from (issuance of) mortgages receivable, net	(2,983)
Purchase of investments	—
(27,292)
Effect of exchange rate changes on cash and cash equivalents	(12,441)
INCREASE IN CASH AND CASH EQUIVALENTS	223,510
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	131,567
CASH AND CASH EQUIVALENTS AT END OF YEAR	$355,077

24    Contingencies and Environmental Expenditures

The Company’s past and present operations include activities that are subject to federal, provincial, state and local environmental requirements, particularly relating to air, water and solid and hazardous waste management. The Company is engaged in various ongoing environmental monitoring and compliance programs, voluntary remediation activities, and capital improvement projects. Nevertheless, rapidly changing environmental legislation and regulatory practices are likely to require future expenditures to modify operations, install additional pollution control equipment, dispose of waste products, and perform site clean-up and site management. The magnitude of future expenditures cannot be determined at this time. As of December 31, 2006, the Company had approximately $7,300 reserved for environmental liabilities in the consolidated balance sheet. The Company believes the liability for these matters was adequately reserved at December 31, 2006 and that material additional losses related to environmental matters are not reasonably possible.

The Company is a defendant in a number of lawsuits and claims arising out of the conduct of its business, including those related to environmental matters. While the ultimate results of such suits or other proceedings against the Company cannot be predicted with certainty, the management of the Company believes that the resolution of these matters will not have a material adverse effect on its consolidated financial condition, results of operations or cash flows.

25    Quarterly Information (unaudited)

Earnings per share are computed independently for each of the quarters presented; therefore, the sum of the quarterly earnings per share may not equal the total for the year.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2006
Sales	$902,896	$893,558	$996,867	$982,282
Gross income	279,467	261,551	314,577	252,556
Net income	150,701	156,368	197,089	138,956
Earnings per share
Basic	3.15	3.28	4.19	2.95
Diluted	3.12	3.25	4.15	2.92
2005
Sales	$766,738	$687,674	$726,079	$852,236
Gross income	267,587	230,353	224,875	258,421
Net income	154,768	126,853	134,027	170,168
Earnings per share
Basic	3.11	2.60	2.81	3.56
Diluted	3.06	2.57	2.78	3.52

IPSCO Inc.

Schedule II—Valuation and Qualifying Accounts

		Additions
	Balance at	Charged to	Charged to				Balance at
	Beginning	Costs and	Other				End
Description	of Period	Expenses	Accounts		Deductions		of Period
Year ended December 31, 2006
Deducted from asset accounts:
Allowance for doubtful accounts	$1,055	$485	$273	(5)	$19	(2)	$1,794
Allowance for customer claims	5,177	5,902	2,353	(1)(6)	7,138	(3)	6,294
Allowance for valuation of assets held for sale	19,862	—	(12,139	)(8)	—		7,723
Alllowance for valuation of deferred tax assets	39,768	(7,237)	—		—		32,531
Total	$65,862	$(850)	$(9,513)		$7,157		$48,342
Year ended December 31, 2005
Deducted from asset accounts:
Allowance for doubtful accounts	$833	$338	$—		$116	(2)	$1,055
Allowance for customer claims	7,520	4,124	54	(1)	6,521	(3)	5,177
Allowance for valuation of assets held for sale	19,218	—	644	(1)	—		19,862
Alllowance for valuation of deferred tax assets(7)	—	39,768	—		—		39,768
Total	$27,571	$44,230	$698		$6,637		$65,862
Year ended December 31, 2004
Deducted from asset accounts:
Allowance for doubtful accounts	$3,214	$(170)	$—		$2,211	(2)	$833
Allowance for customer claims	3,543	7,615	93	(1)	3,731	(3)	7,520
Allowance for valuation of assets held for sale	17,810	—	1,408	(1)	—		19,218
Alllowance for valuation of deferred tax assets	43,649	—	—		43,649	(4)	—
Total	$68,216	$7,445	$1,501		$49,591		$27,571

(1)           Exchange rate fluctuations

(2)           Uncollectible accounts written off, net of recoveries

(3)           Claims settled with customers

(4)           Allowance reversed as realization of benefit was more likely than not

(5)           Includes $273 of Bad Debt Liabilities assumed on acquisition of NS Group

(6)           Includes $2,372 of Claim Liabilities assumed on acquisition of NS Group

(7)           Prior year balance restated to reflect actual capital losses as filed in the Company’s tax return

(8)           Asset disposal